Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

Six months ended
June 30, 2017
Fixed Charges:
Interest expense, net	$685
Capitalized interest	105
Interest charges included in rental expense	4
Total fixed charges	794
Earnings:
Income before income tax expense and noncontrolling interest	790
Less: equity in earnings of unconsolidated affiliates	12
Total earnings	778
Add:
Fixed charges	794
Amortization of capitalized interest	10
Distributed income of equity investees	197
Less:
Interest capitalized	(105)
Income available for fixed charges	$1,674

Ratio of earnings to fixed charges	2.11